United States securities and exchange commission logo





                             February 3, 2021

       Jay Johnson
       Chief Financial Officer
       LAMAR ADVERTISING CO/NEW
       5321 Corporate Blvd.
       Baton, Rouge, LA 70808

                                                        Re: LAMAR ADVERTISING
CO/NEW
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 20,
2020
                                                            File No. 001-36756

       Dear Mr. Johnson:

               We have reviewed your January 5, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to the comment in our
       December 23, 2020 letter.

       Form 10-K for the year ended December 31, 2019

       Item 8. Financial Statements
       (2) Revenue, page 58

   1. Please address the following with respect to your response to our prior comment:
                                                            Please provide us
with a more detailed description of the design process for all revenue sources.
Your discussion should include a description of the involvement of both the customer
and the company in the design of the advertisement, and the rights and obligations of
each party. In your response, please address how you considered the guidance in ASC
Topic 842-10-15-20b.
                                                            With respect to
transit and airport advertising revenues, please clarify for us the nature of the
arrangement that permits you to sell advertising space on the identified asset. Tell us
whether you own and operate the identified asset, own a billboard
 Jay Johnson
LAMAR ADVERTISING CO/NEW
February 3, 2021
Page 2
          attached to the identified asset or have entered into a contractual arrangement with the owner of the identified asset that allows you to display advertisements. If your ability to sell advertising space on the identified asset is derived from a contractual arrangement, please provide us with a summary of the typical terms of those contracts.

       You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Robert Telewicz,
Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameJay Johnson
                                                             Division of
Corporation Finance
Comapany NameLAMAR ADVERTISING CO/NEW
                                                             Office of Real
Estate & Construction
February 3, 2021 Page 2
cc:       Michelle Earley
FirstName LastName